

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Richard Traynor
Senior Vice President and General Counsel
Certara, Inc.
100 Overlook Center, Suite 101
Princeton, New Jersey 08540

>**Re: Certara, Inc.**
>**Draft Registration Statement on Form S-1**
>**Submitted May 7, 2021**
>**CIK No. 0001827090**

Dear Mr. Traynor:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney at 202-551-4969 or Jan Woo, Legal Branch Chief at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani